UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12 – Arch Hill Capital, NV)

(Amendment No. 4 – Stichting Gemeenschappelijk Bezit LTC)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H. H. van Andel

Arch Hill Capital NV

Parkweg 2

2585 JJ’s Gravenhage

The Netherlands

Telephone: 011 31703546818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Arch Hill Capital, NV
2.	Check the Appropriate box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

40,718,526
8. Shared Voting Power

497,166,785
9. Sole Dispositive Power

40,718,526
10. Shared Dispositive Power

497,166,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

537,885,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of class Represented by Amount in Row (11)

63.00%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only).

Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

497,166,785
9. Sole Dispositive Power

0
10. Shared Dispositive Power

497,166,785

11.	Aggregate Amount Beneficially Owned By Each Reporting Person

497,166,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

58.23%
14.	Type of Reporting Person (See Instructions)

CO

This statement on Schedule 13D constitutes Amendment No. 12 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital, NV (“Arch Hill Capital”), and Amendment No. 4 to the Schedule 13D (the “Stichting LTC Amendment”) filed by Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Stichting LTC.

Item 2.	Identify and Background

Item 2 is hereby amended and supplemented to add the following:

(a)	(i)	Attached hereto and incorporated herein by this reference is Schedule I, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Arch Hill Capital; (ii) each person controlling Arch Hill Capital, and (iii) each executive officer and director of any corporation or other person ultimately in control of Arch Hill Capital.

	(ii)	Attached hereto and incorporated herein by this reference is Schedule III, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting LTC; (ii) each person controlling the Stichting LTC, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting LTC.

(b)	The business address of Arch Hill Capital and Stichting LTC is Parkweg 2, 2585 JJ’s – Gravenhage, the Netherlands.

(c)	Arch Hill Capital and Stichting LTC are each a company engaged in venture capital investment.

(d)	(i)	During the past five years, neither Arch Hill Capital and Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, has been convicted in a criminal proceeding.

	(ii)	During the past five years, neither Arch Hill Capital, Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, has been convicted in a criminal proceeding.

(e)	(i)	During the past five years, neither Arch Hill Capital, Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(ii)	During the past five years, neither Arch Hill Capital, Stichting LTC, nor to the best of its knowledge, any of the persons identified on Schedule I or

Schedule II attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

On June 13, 2007, Arch Hill Capital converted a convertible debenture in the amount of $521,197.14 into 40,718,526 shares of the Issuer’s Common Stock. Arch Hill Capital used its working capital funds to acquire the debenture in a private transaction.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

(a) On June 13, 2007, Arch Hill Capital converted a convertible debenture in the amount of $521,197.14 into 40,718,526 shares of the Issuer’s Common Stock.

The Reporting Person has no plans or proposals which relate to Items 4 (b), (c), (d), (e), (f), (g), (h), (i) or (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to add the following:

(a)	(i)	Stichting LTC is the beneficial owner of 497,166,785 shares of the Issuer’s Common Stock representing approximately 58.23% of the Issuer’s Common Stock consisting of :

		(1)	148,568,784 shares of common stock;

		(2)	264,103,114 shares of common stock issuable upon conversion of 100,000 shares of Series B Preferred;

		(3)	1,500,000 shares of common stock issuable upon exercise of $2.00 warrants;

		(4)	9,889,625 shares of common stock issuable upon exercise of $2.40 warrants;

		(5)	17,050,000 shares of common stock issuable upon exercise of $0.0625 Series A Warrants;

(6)	17,050,000 shares of common stock issuable upon exercise of $0.0750 Series A Warrants;

(7)	18,400,000 shares of common stock issuable upon exercise of $0.0625 Series B Warrants;

(8)	18,400,000 shares of common stock issuable upon exercise of $0.0750 Series B Warrants; and

(9)	2,205,262 shares of common stock issuable upon exercise of $0.38 warrants.

(1) – (9) above referred to as the “Stichting LTC Shares.”

	(ii)	Arch Hill Capital is the beneficial owner of 537,885,311 shares of the Issuer’s Common Stock representing approximately 63.00% of the Issuer’s Common Stock consisting of 40,718,526 shares of the Issuer’s common stock held directly by Arch Hill Capital (the “Arch Hill Shares”) and the 497,166,785 Stichting LTC Shares described above.

(b)	(i)	The Stichting LTC Shares are owned directly by Stichting LTC with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares.

	(ii)	The Arch Hill Shares are owned directly by Arch Hill Capital with Arch Hill Capital having the power to vote and dispose of the Arch Hill Shares.

(c)	On June 13, 2007 Arch Hill Capital converted a convertible debenture in the amount of $521,197.14 into 40,718,526 shares of the Issuer’s Common Stock.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the information set forth in Item 3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2007	ARCH HILL CAPITAL, NV

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2007	STICHTING GEMEENSCHAPPELIJK BEZIT LTC

	By:	/s/ Christiaan A. van den Berg
Christiaan A. van den Berg
Chief Executive Officer

SCHEDULE I

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Arch Hill Capital, NV; (ii) each person controlling the Arch Hill Capital, NV, and (iii) each executive officer and director of any corporation or other person ultimately in control of Arch Hill Capital, NV.

Name & Citizenship	Principal Occupation or Employment
Arch Hill Management B.V.	Executive Director of Arch Hill Capital N.V., Arch
(The Netherlands)	Hill Ventures B.V. and Stichting LTC

Arch Hill Capital, N.V.	Venture Capital Investment
(The Netherlands)

Christiaan A. van den Berg	Executive Director of Arch Hill Management B.V.
(The Netherlands)	Chief Executive Officer of Arch Hill Capital N.V.
Chief Executive Officer of GAIA Holding

C. van Nispen	Non-executive Director of Arch Hill Capital
(The Netherlands)

M. Freech	Non-executive Director of Arch Hill Capital
(The Netherlands)

SCHEDULE II

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting LTC; (ii) each person controlling the Stichting LTC, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting LTC.

Name & Citizenship	Principal Occupation or Employment
Arch Hill Management B.V.	Executive Director of Arch Hill Capital, Arch Hill
(The Netherlands)	Ventures B.V. and Stichting LTC

Arch Hill Capital, N.V.	Venture Capital Investment
(The Netherlands)

Christiaan A. van den Berg	Executive Director of Arch Hill Management B.V.
Chief Executive Officer of Arch Hill Capital N.V.
Chief Executive Officer of GAIA Holding

C. van Nispen	Non-executive Director of Arch Hill Capital
(The Netherlands)

M. Freech	Non-executive Director of Arch Hill Capital
(The Netherlands)